

May 25, 2011

John G. Holland
General Counsel
Wesco Aircraft Holdings, Inc.
27727 Avenue Scott
Valencia, CA 91355

> **Re:** **Wesco Aircraft Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 13, 2011**
> **File No. 333-173381**

Dear Mr. Holland:

We have reviewed your amended registration statement and response letter filed May 13, 2011. We have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Sponsor, page 5

1. Please provide the assets under management figures as of the most recent practicable date.

Summary Historical Financial Data, page 7

2. Please amend your filing to clarify whether the Adjusted EBITDA referenced on page 8 is the same non-GAAP measure as the Bonus EBITDA on pages 84 and F-25 and EBITDA related to your debt covenants on pages 53 and F-33.

Six Months Ended March 31, 2010 compared with the Six Months Ended March 31, 2011, page 44

3. We note that A/R as a percentage of quarterly sales for the three months ended March 31, 2011 was 60% and 51% for the three months ended September 30, 2010. Please amend your filing to discuss and quantify the underlying factors that contributed to the change in

this measure (i.e. an increase in your aging). We note the increase in A/R from September 30, 2010 to March 31, 2011; however, the allowance for doubtful accounts decreased. Please amend your filing to discuss the factors that contributed to the decline in your allowance account. Refer to Section 501.04 of the Financial Reporting Codification for guidance.

New Senior Secured Credit Facilities, page 53

4. You disclose on page 20 that you have significant indebtedness and that as of March 31, 2011, your total long-term indebtedness outstanding under your old senior secured credit facilities was approximately 50.6% of your total capitalization. We note that in April 2011 that you entered into new senior secured credit facilities that required the maintenance of a net debt-to-EBITDA ratio and an EBITDA-to-net interest expense ratio. Please amend your filing to disclose the required ratio as compared to your actual ratio as of March 31, 2011 using the covenant requirements under your new senior secured credit facilities. Refer to Section 501.13 of the Financial Reporting Codification for guidance.

Quantitative and Qualitative Disclosures about Market Risk, page 57

5. On page 16 you state that you may be materially adversely affected by high fuel prices. Please amend your filing to provide quantitative and qualitative disclosures about your market risk related to your fuel prices. Refer to Item 305 of Regulation S-K for guidance.

Signatures, page II-6

6. We note that you have not provided signatures for the individuals constituting a majority of the board of directors. If either Mr. Snyder or Mr. Hann is signing the registration statement as attorney-in-fact for the remaining board members, please provide his separate signature as attorney-in-fact indicating that he is signing on behalf of those persons.

Exhibit 10.1

7. We note that you have not filed the schedules to the credit agreement. Please file a complete copy of the credit agreement, including all schedules and exhibits.

You may contact Tracey McKoy at (202) 551-3772 or, in her absence, Al Pavot, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Rachel W. Sheridan, Esq. (*via facsimile at* (202) 637-2201)
        Latham & Watkins LLP
        555 11th Street, NW
        Washington, DC 20004